Filed By JDN Realty Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: JDN Realty Corporation
Registration Statement No. 333-100889

On January 6, 2003, Developers Diversified Realty Corporation disseminated the following press release:

Developers Diversified Realty Announces Nearly 8% Increase in Quarterly Common Share Dividends

CLEVELAND, Jan.6 — Developers Diversified Realty (NYSE:DDR) (“DDR”) today announced its intention to increase its quarterly 2003 dividend to $0.41 per share, which is nearly 8% higher than the quarterly common share dividend of $0.38 per share paid by Developers Diversified in 2002. On an annualized basis, the dividend would increase to $1.64 per share in 2003 from $1.52 per share in 2002. Developers Diversified intends to declare its first quarter 2003 dividend later this year.

Scott Wolstein, DDR chairman and chief executive officer commented, “We are pleased to announce this increase in our common share dividend. Based on our announced increase, Developers Diversified’s dividend will have more than doubled since the Company went public in 1993. Moreover, our dividend payout ratio remains among the lowest in our sector and our retained earnings provides the Company additional capital for long term earnings growth.”

Developers Diversified Realty currently owns and manages over 300 shopping centers in 43 states totaling over 60 million square feet of real estate under management. DDR is a self-administered and self-managed real estate investment trust (REIT) operating as a fully integrated real estate company which acquires, manages, develops and leases shopping centers. You can learn more about DDR on the Internet at http://www.ddrc.com.

Developers Diversified Realty Corporation considers portions of this information to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21 E of the Securities Exchange Act of 1934, both as amended, with respect to the Company’s expectation for future periods. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. For this purpose, any statements contained herein that are not historical fact may be deemed to be forward looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including, among other factors, local conditions such as oversupply of space or a reduction in demand for real estate in the area, competition from other available space, dependence on rental income from real property or the loss of a major tenant. For more details on the risk factors, please refer to the Company’s Form 10-K as of December 31, 2001.

###

Additional Information concerning the Merger and Where You can Find It

DDR has filed a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant documents, with the SEC concerning the proposed merger between DDR and JDN. YOU ARE URGED TO READ THE REGISTRATION STATEMENT CONTAINING THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DDR, JDN AND THE MERGER. You may obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, www.sec.gov. In addition, you may obtain documents filed with the SEC by DDR free of charge by requesting them in writing from DDR Investor Relations, 3300 Enterprise Parkway, Beachwood, Ohio 44122, telephone: (216) 755-5500. You may obtain documents filed with the SEC by JDN free of charge by requesting them in writing from JDN Investor Relations, 359 East Paces Ferry Road, Suite 400, Atlanta, Georgia 30305, telephone: (404) 262-3252.

DDR and JDN, and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of DDR and JDN in connection with the merger. Information about the directors and executive officers of DDR and their ownership of DDR shares is set forth in the proxy statement for DDR’s 2002 annual meeting of shareholders. Information about the directors and executive officers of JDN and their ownership of JDN stock is set forth in the proxy statement for JDN’s 2002 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus.

###

CONTACT: Michelle A. Mahue, Director of Investor Relations of Developers Diversified Realty, +1-216-755-5500, or mmahue@ddrc.com